

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 21, 2013

Via E-mail
Mr. Kenneth Schilling
Chief Financial Officer
Hyster-Yale Materials Handing, Inc.
5875 Landerbrook Drive, Suite 300
Cleveland, Ohio 44124-4069

> **Re:** **Hyster-Yale Materials Handing, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed February 19, 2013**
> **Forms 10-Q for the quarterly periods ended March 31, 2013**
> **and June 30, 2013**
> **Filed May 1, 2013 and July 31, 2013**
> **File No. 000-54799**

Dear Mr. Schilling:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Item 9. Controls and Procedures, page 28

1. We note that you have included management's report on internal control over financial reporting as of December 31, 2012. However, it does not appear that you are required to comply with paragraphs (a) and (b) of Item 308 of Regulation S-K provided that you include the language specified in Instruction 1. Since you

included management's report on internal control over financial reporting, please tell us how you have complied with the requirements of Item 308(b) of Regulation S-K regarding the auditor attestation.

Consolidated Financial Statements

Note 9. Contingencies, page F-19

2. We reference the disclosure on page 6 that you are a defendant in pending lawsuits involving, among other things, product liability claims. We also note the statement on page F-19 of your financial statements that management believes, after consultation with its legal counsel, that the likelihood is remote that material costs will be incurred in excess of accruals already recognized. Please tell us why you have not disclosed the nature of any material litigation for which you have made an accrual pursuant to the provisions of ASC 450-20-25-2. Please refer to FASB ASC 450-20-50-1.

Exhibit 31.1 and 31.2

3. Since you have included management's report on internal control over financial reporting as of December 31, 2012 in Item 9 on page 28 please tell us why your certifications filed as Exhibits 31.1 and 31.2 do not include the subparagraph under paragraph 4 that refers to your evaluation of internal control over financial reporting.

Forms 10-Q for the quarterly periods ended March 31, 2013 and June 30, 2013

Exhibit 31.1 and 31.2

4. We note that the certifications filed as Exhibits 31.1 and 31.2 to your Forms 10-Q did not refer to certifying officers' responsibility relating to your internal control over financial reporting in paragraph 4 and in subparagraph 4 (b), which was omitted completely. Please note that the required certifications must be in the exact form prescribed by Item 601(b)(31) of Regulation S-K. Accordingly, please file amendments to your Forms 10-Q for the quarters ended March 31, 2013 and June 30, 2012, respectively, that include the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead, Staff Accountant, at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief

Cc: Charles A. Bittenbender, Esq (via E-mail)